CGI Group Inc. 1350 René-Lévesque Blvd. West 25th Floor Montréal, Québec H3G 1T4 Canada Tel. 514-841-3200 | Fax 514.841.3299

cgi.com

July 31, 2014

Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Distributed by e-mail and courier

Re:	CGI Group Inc.
Form 40-F for the year ended September 30, 2013
Filed December 23, 2013
File No: 000-29716

Dear Mr. Gordon,

The following is in response to your supplemental comment letter dated July 25, 2014.

To facilitate your review of the document, we have repeated the staff’s comments followed by the responses of CGI Group Inc. (‘CGI’ or ‘we’).

All dollar amounts are in Canadian dollars unless stated otherwise.

Form 40-F for the year ended September 30, 2013

25.  Investments in subsidiaries, page 48

1. We note your response to comment two of our letter dated June 19, 2014. We note per the reconciliation provided in your letter dated July 7, 2014 that $119 million of estimated losses were utilized during the fiscal year 2013. Please reconcile this amount to the statement disclosed on page 25 of the MD&A of the Form 40-F for the fiscal year ended September 30, 2013 that states that the decrease in “other long-term liabilities and provisions was due to the utilization of approximately $80.0 million of the estimated losses on revenue-generating contracts which originated from the acquisition.”

The $119 million presented in our letter of July 7th, 2014 reflects the fiscal 2013 utilization of the provision that was recorded as part of the purchase price allocation (‘PPA’) of Logica. The $80 million referenced in the MD&A is the year-over-year net cash variation of the total loss provision account which includes the utilization of the provision that was recorded in the PPA ($119 million), the additional loss provisions that were recorded due to changes in estimates primarily on the ex-Logica contracts as well as the foreign exchange impacts on the total provision.

For better clarity the table below provides a reconciliation bridging these two amounts:

Millions $
Presented in our letter of July 7th, 2014	119
Increase in provision for loss related to changes in estimates (not part of PPA)	(25)
Foreign exchange on the total loss provision account	(14)

Amount referenced in the MD&A	80

The $14 million of foreign exchange impact was recorded in the consolidated statement of comprehensive income in the line ‘Net unrealized gains (losses) on translating financial statements of foreign operations’. In future filings we will ensure that we remove the foreign exchange impact when describing such period-over-period variations in cash flow.

2. Please compare and explain the difference between the current balance of estimate losses as of September 30, 2013 and the amount expected to be utilized during fiscal year 2014 of $60 million as stated in your supplemental response dated May 14, 2014. Additionally provide us with the current balance of estimated losses as of March 31, 2014.

Our response of May 14, 2014 provided the expected drawdown of the estimated losses recorded as part of the PPA of Logica from April 1st, 2014 through to the end of the program. The $60 million referenced in fiscal 2014 was for the last six months of that year. The table provided in our response of July 7th was the actual usage of the provision which covered the period from the start of the program through to March 31st, 2014. The referenced $42 million in that table related to the period from October 1st through March 31st of fiscal 2014. The total drawdown expected for 2014 comprised the actual as of the end of March of $42 million plus the forecast for the remaining six months of the fiscal year being $60 million for a total of $102 million.

For better clarity we have provided the reconciliation of the provision for loss on contracts recorded in the PPA for the period from the end of fiscal 2013 to the end of the program:

Millions $
Ending balance as at September 30, 2013	190	Note 1
Utilization Q1-Q2 of fiscal 2014	(42)
Foreign exchange	19

Ending balance as at March 31, 2014	167	Note 2
Expected utilization for Q3-Q4 of fiscal 2014	(60)

Expected ending balance as at September 30, 2014	107
Expected utilization fiscal 2015	(70)
Expected utilization fiscal 2016	(23)
Expected utilization fiscal 2017 to 2021	(14)

Ending balance as at September 30, 2021	0

Note 1:			Note 2:
Current balance	116		Current balance	100
Non-current balance	74	[1]	Non-current balance	67

	190			167

1As per year-end financial statements, the non-current balance of $78 million includes $74 million of provision related to the PPA as well as $4 million related to the non-current balance of provision for loss not recorded in the PPA (i.e. the result of changes in estimates).

As stated above, the total expected utilization during fiscal 2014 as of March 31, 2014 was $102 million (excluding any foreign exchange impacts). This is comparable to the current portion of the estimated loss related to the Logica PPA included in the current balance of the provision for loss of $116 million as of September 30th, 2013. Variations between the estimated drawdown of the provision and the actuals are normal in our business as the timing of performing the various work packets may vary according to the availability of resources and the schedule of the clients.

Should the staff have any comments or questions or require any additional information, please contact the undersigned at (514) 841-3224 or François Boulanger, Senior Vice-President and Corporate Controller, at (514) 841-3359.

Yours truly,

R. David Anderson

Executive Vice-President and

Chief Financial Officer

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